Broadwind Energy, Inc.

47 E. Chicago Avenue Suite 332

Naperville, IL 60540

August 25, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mailstop 4631

Washington, DC  20549-7010

Attn:  Ms. Pamela Long

Assistant Director

Re:                             Broadwind Energy, Inc.

Registration Statement on Form S-3

(File No. 333-176066)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Broadwind Energy, Inc., a Delaware corporation (the “Company”), hereby requests that the Registration Statement on Form S-3, including all amendments thereto (File No. 333-176066) (the “Registration Statement”), be declared effective at 3:30 p.m., Eastern Standard Time, on August 26, 2011 or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.  If you have any questions or require further information, please contact Robert Verigan at (312) 853-4348 or the undersigned at (630) 637-0315.

Very truly yours,

BROADWIND ENERGY, INC.

By:	/s/ PETER C. DUPREY
Peter C. Duprey
Chief Executive Officer